Darren DeStefano	VIA EDGAR
T: +1 703 456 8034
ddestefano@cooley.com

December 13, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Jeffrey Gabor

Ms. Celeste Murphy

Re:                            Senseonics Holdings, Inc.

Registration Statement on Form S-3

Filed November 27, 2019

File No. 333-235297

Ladies and Gentlemen:

On behalf of our client, Senseonics Holdings, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 11, 2019 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comment.  For your convenience, we have incorporated the Comment into this response letter.  Unless otherwise noted, capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Registration Statement on Form S-3 filed November 27, 2019

General

1.    We note that your forum selection provision contained in Exhibit 3.1 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or

December 13, 2019

tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment 1:

In response to the Staff’s comment, the Company respectfully advises the Staff that, in the “Risk Factors” section of the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2019, which is incorporated by reference into the Registration Statement, the Company disclosed that the forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.  The Company will continue to include such disclosure in the Company’s future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

*   *   *   *

Please direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8034 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Darren DeStefano

Darren DeStefano

cc:                              Timothy T. Goodnow, Senseonics Holdings, Inc.

Nick B. Tressler, Senseonics Holdings, Inc.

Mark Ballantyne, Cooley LLP

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